SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)
                   Under the Securities Exchange Act of 1934

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. __)(1)

                           ICN PHARMACEUTICALS, INC.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                  44 8924 100
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                                 (CUSIP Number)

                            Walter M. Epstein, Esq.
                              Davis & Gilbert LLP
                                 1740 Broadway
                            New York, New York 10019
                                 (212) 468-4800
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                November 3, 1999
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             (Date of Event Which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box |_|.

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 11 Pages)

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      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44 8924 100             SCHEDULE 13D                Page 2 of 11 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     SSP - Special Situations Partners, Inc.
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

                                       WC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

                                 Cayman Islands
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                  7     SOLE VOTING POWER

                                             5,064,600(1)
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY                                    NONE
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON                                    5,064,600(1)
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                                                NONE
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  5,064,600(1)
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      6.5%
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14    TYPE OF REPORTING PERSON*

                                       IV
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(1)   See Item 5.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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

Item 1. Security and Issuer.

            This Schedule 13D relates to the shares of common stock, $.01 par value per share ("Common Stock"), of ICN Pharmaceuticals, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 3300 Hyland Avenue, Costa Mesa, CA 92626.

Item 2. Identity and Background.

            This Schedule 13D is being filed on behalf of SSP-Special Situations Partners, Inc., a Cayman Islands company ("SSP"). SSP is a subsidiary of Sterling Investment Group Ltd. ("Sterling"), a company organized under the laws of the British Virgin Islands. Sterling is directly and indirectly controlled by Dr. Tito Tettamanti of 34-36 Grays Inn Road, London WC1X 8NN, England. Both SPP and Sterling are primarily engaged in the business of investing in securities. The address of the principal business office of SSP is 4th Floor, Bank of Nova Scotia Building, P. O. Box 268, Grand Cayman (Cayman Islands), British West Indies. The address of the principal business office of Sterling is Vanterpool Plaza, 2nd Floor, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. Copies of all correspondence should be sent to Sterling's European mailing address: c/o Fidinam (Monte Carlo) SAM, Monte Carlo Palace, 7 Boulevard des Moulins, MC 98000 Monaco.

            Set forth on Schedule A hereto is the name, the citizenship (or place of organization in the case of a corporation), the business address, the present principal occupation or employment (or business in the case of a corporation) and the name, principal


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

business and address of any corporation or other organization in which such occupation or employment is conducted, of each executive officer and director of SSP and Sterling.

            During the last five years, neither SSP nor, to the best knowledge of SSP, any other person identified on Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            During the last five years, neither SSP nor, to the best knowledge of SSP, any other person identified on Schedule A hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

            Between September 23, 1999 and November 15, 1999, pursuant to open market purchases, SSP acquired an aggregate of 1,386,600 shares of Common Stock at prices ranging from $16.75 to $26.50 per share, or an aggregate purchase price of $30.6 million, which was paid in cash from working capital.

            In addition, between October 21, 1999 and November 15, 1999, SSP (i) acquired call options to purchase an aggregate of 3,678,000 shares of Common Stock for an aggregate purchase price of $1.5 million, at exercise prices ranging from $15 to $55 per share and (ii) sold, for an aggregate price of $1.1 million, put options to purchase on demand of the holders an aggregate of 155,000 shares of Common Stock, at put exercise prices ranging from


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

$25 to $35 per share. These option transactions were effected on the American Stock Exchange and over the counter.

Item 4. Purpose of Transaction.

            SSP acquired the shares of Common Stock because it believes that the shares are underpriced compared to their intrinsic value. SSP believes that the undervaluation of the Company's shares is due mostly to the market's negative perception and lack of understanding of the Company's Eastern European business. SSP believes that this has resulted in little or no value being given by the market to the Company's Eastern European business, which, despite its recent difficulties, is a valuable and attractive asset with considerable potential. In SSP's opinion, this has also resulted in a very substantial diminution in the value given by the market to the Company's remaining businesses, in particular the North American specialty pharmaceutical business and Rebetron-related royalty streams. SSP is considering ways in which the Company might enhance the market value of the shares of Common Stock, and will be seeking to meet with the Company's Board in the near future.

            SSP intends to review its holdings in the Company on a continuing basis. Depending on various factors, including, but not limited to, the Company's business prospects and financial condition and other developments concerning the Company, available opportunities for SSP to acquire or dispose of Common Stock, other business opportunities available to SSP, and other relevant factors, SSP may in the future take such actions with respect to its holdings in the Company as it deems appropriate in light of the circumstances and conditions existing from time to time. Such actions may include the purchase of


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

additional Common Stock and call options and the sale of additional put options, and the disposition, from time to time or at any time, of all or a portion of the Common Stock or options now owned or hereafter acquired by SSP.

            Although SSP has no such immediate plans, it may in the future engage in actions including but not limited to making or proposing those listed below, with a view to maximizing the value of the Company:

            (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

            (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

            (c) A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

            (d) Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

            (e) Any material change in the present capitalization or dividend policy of the Company;

            (f) Any other material change in the Company's business or corporate structure;

            (g) Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;


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

            (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

            (j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

            (a) (b) On the date hereof, SSP owns directly an aggregate of 1,386,600 shares of Common Stock, which shares constitute, to the best knowledge of SSP, approximately 1.8% of the issued and outstanding shares of Common Stock on the date hereof. SSP has the sole power to vote or direct the vote and to dispose or direct the disposition of such shares. In addition, SSP is the beneficial owner of currently exercisable options to purchase an aggregate of 3,678,000 shares of Common Stock. In the event of exercise of such options SSP would own 5,064,600 shares of Common Stock (or approximately 6.5%). This number does not include put options sold by SSP covering 155,000 shares. If the holders of all put options were to exercise the "put" rights, SSP would own an additional 155,000 shares of Common Stock representing an additional 0.2% for an aggregate beneficial ownership of 6.7%.

            As the parent of SSP, Sterling is deemed to be the indirect beneficial owner of the shares of Common Stock and options held directly by SSP.


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

            To the best of SSP's knowledge, none of the persons named in Schedule A hereto are beneficial owners of shares of Common Stock.

            (c) Except for the transactions described in Item 3 above, to the best of SSP's knowledge, there were no transactions in shares of Common Stock effected by the persons named in response to paragraph (a) of this Item 5 during the past sixty days.

            (d) Not applicable.

            (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            Except as previously described, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

            There are no written agreements, contracts, arrangements, understandings, plans or proposals relating to (i) the borrowing of funds to finance the acquisition as disclosed in Item 3; (ii) the acquisition of issuer control, liquidation, sale of assets, merger or change in business or corporate structure or any other matter as disclosed in Item 4, or (iii) the transfer or voting of the securities or other matter disclosed in Item 6. Trade confirmations of shares and calls purchased and puts sold have not been filed.


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

            After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: November 15, 1999

                                        SSP - SPECIAL SITUATIONS PARTNERS, INC.


                                        By: /s/ Eric Knight
                                            ------------------------------------
                                            Name: Eric Knight
                                            Title: General Manager


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

                                   SCHEDULE A
                            TO SCHEDULE 13 D FILED BY
                     SSP - SPECIAL SITUATIONS PARTNERS, INC.

            The following table sets forth certain information, as of the date hereof, concerning each executive officer and director of SSP.

Name:                               Dr. Tito Tettamanti, Chairman

Citizenship:                        Switzerland

Business Address:                   34-36 Grays Inn Road
                                    London WC1X 8NN, England

Principal Occupation:               Private Investor

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Name:                               Pierre Gousseland, Director

Citizenship:                        USA

Business Address:                   4 Lafayette Court, Greenwich, CT  06830

Principal Occupation                Non-Executive Director

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Name:                               Eric Knight, General Manager

Citizenship:                        Italy

Business Address:                   La Mamounia, 3963 Crans, Switzerland

Principal Occupation:               Managing Director of Sterling

                                   SCHEDULE A
                            TO SCHEDULE 13 D FILED BY
                     SSP - SPECIAL SITUATIONS PARTNERS, INC.

            The following table sets forth certain information, as of the date hereof, concerning each executive officer and director of Sterling.

Name:                               Dr. Tito Tettamanti, Chairman

Citizenship:                        Switzerland

Business Address:                   34-36 Grays Inn Road
                                    London WC1X 8NN, England

Principal Occupation:               Private Investor

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Name:                               Eric Knight, Managing Director

Citizenship:                        Italy

Business Address:                   La Mamounia, 3963 Crans, Switzerland

Principal Occupation:               Managing Director of Sterling

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Name:                               Pierre Gousseland, Director

Citizenship:                        USA

Business Address:                   4 Lafayette Court, Greenwich, CT  06830

Principal Occupation                Non-Executive Director

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Name:                               Edmond Poniatowski, Director

Citizenship:                        France

Business Address:                   19, Quai aux Fleurs, 75004   Paris, France

Principal Occupation                Non-Executive Director